May 12, 2005
Mail Stop 03-06
James D. Merselis
Hemosense, Inc.
651 River Oaks Parkway
San Jose, California 95134
Re:	Hemosense, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed May 6, 2005
File No. 333-123705
Dear Mr. Merselis:
      We have reviewed your filing and have the following
comments.
Where indicated, we think you should revise your document in response
to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise
additional
comments.
      Please understand that the purpose of our review process is to
assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review.  Feel free to call us at the telephone numbers listed
at the end of this letter.
Use of Proceeds - Page 24
1. Please provide the disclosures required by Instruction 4 to
Item
504 of Regulation S-K with respect to the indebtedness to be repaid
with the proceeds of the offering.
Business - Page 40
2. We note your response to comment 20. Please revise to identify the customers who accounted for more than 10% of your revenues in the most recent fiscal year.  Refer to Item 101(c)(1)(vii) of
Regulation
S-K.
Sales and Marketing - Page 47
3. We note your revisions in response to comment 22. Please also revise to discuss similarly the distribution agreement with Raytel.
Manufacturing - Page 51
4. We note the disclosure added in response to comment 23. Please further revise to provide additional details regarding the option to extend the term of the agreement with Dade Behring. Revise to clarify the expiration date of the last-to-expire patent covered by the agreement. Also state the amount of the lump sum payment that would be required in order to extend the agreement beyond its current term.
Intellectual Property - Page 51
5. We note your response to comment 25.  We will provide comments on
your confidential treatment request separately.  However, it appears
that the amount of the royalty and the cap, terms for which you have
requested confidential treatment, may represent material
information
to investors and are therefore inappropriate subjects for confidential treatment. Please revise the prospectus to quantify the amount of the royalty payments and the cap.
Related Party Transactions - Page 67
Debt Financing - Page 67
6. We note that you completed an offering of promissory notes after
the date of initial filing of your registration statement. Please provide us with your analysis as to why the offers and sales of the notes should not be integrated with the registered offering, including a discussion of any relevant staff interpretations.
7. Please revise to specify the principal amount of the promissory notes issued to each of the three stockholders. Also describe their affiliation with your shareholders MPM Capital and W Capital
Partners
Ironworks.  Further, please revise to indicate the number of shares
issuable upon exercise of the warrants granted to these
stockholders
assuming the initial public offering is the next equity financing
and
assuming an initial offering price at the mid-point range. Management Retention Plan - Page 68
8. We note your response to comment 30; however, the agreement appears to fall within the types of agreements required to be filed as exhibits pursuant to Item 601(b)(10)(iii) of Regulation S-K. Therefore, we reissue the comment.
Shares Eligible for Future Sale - Page 75
Eligibility of Restricted Shares for Sale in the Public Market -
Page
75
9. Please quantify the number of restricted shares held by non-affiliates that will be eligible for sale under Rule 144(k) after the expiration of the lock-up period and the number of restricted shares held by affiliates that will be subject to the volume and other restrictions of Rule 144 after that date.
Plan of Distribution - Page 77
10. We note your response to comment 34, including your statement that W.R. Hambrecht will seek a representation from members of the syndicate or selling group that they will comply with Section 5 in connection with any offer, sale or distribution of securities in the offering. Please additionally confirm, if true, that W.R. Hambrecht will also obtain a representation from each member of the syndicate or selling group that the member will follow procedures for electronic distributions previously cleared with the staff if the member engages in the electronic offer, sale or distribution of securities in connection with this offering.
Recent Sales of Unregistered Securities - Page
11. We note your response to comment 39. With respect to each of the offers and sales described in paragraphs 2, 3, 5, 6, 7, 9, and 10 that was conducted in reliance on Regulation D, please identify the specific Regulation D exemption relied upon and explain the factual basis supporting the availability of the exemption claimed.

*          *          *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Dennis Hult at (202) 942-2812 or Jay Webb,
Reviewing
Accountant, at (202) 942-1812 if you have questions regarding comments on the financial statements and related matters. Please contact Mary Beth Breslin at (202) 942-2914 or me at (202) 942-7924
with any other questions.
Sincerely,



David Ritenour
Special Counsel
cc (via fax):	Michael J. Danaher, Esq.
		David J. Saul, Esq.
      David B. Crawford, Esq.
      Wilson Sonsini Goodrich & Rosati, P.C.

      David W. Pollack, Esq.
      Owen S. Littman, Esq.
      Morgan, Lewis & Bockius LLP


??


??


??


??


James D. Merselis
Hemosense, Inc.
May 12, 2005
Page 1